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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ______________

                                   FORM 11-K
                                ______________

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                      OR

                [_] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 1-12385

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           NEWPORT NEWS SHIPBUILDING
              Savings (401(k)) Plan for Union Eligible Employees

                            4101 Washington Avenue
                         Newport News, Virginia 23607

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Newport News Shipbuilding Inc.
                            4101 Washington Avenue
                         Newport News, Virginia 23607


================================================================================

                  Newport News Shipbuilding Savings (401(k)) Plan
                  For Union Eligible Employees

                  Financial Statements
                  As of December 31, 1999 and 1998
                  Together With Report of Independent Public Accountants

                   Report of Independent Public Accountants


To Newport News Shipbuilding Inc.:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Vienna, VA
June 20, 2000

                Newport News Shipbuilding Savings (401(k)) Plan
                         For Union Eligible Employees


                               Table of Contents

                                                                                   Page
Statements of Net Assets Available for Benefits
   As of December 31, 1999 and 1998                                                  1

Statement of Changes in Net Assets Available for Benefits
   For the Year Ended December 31, 1999                                              2

Notes to Financial Statements
   As of December 31, 1999 and 1998                                                  3

Schedule of Assets Held for Investment Purposes
   As of December 31, 1999                                                           7

Schedules Omitted As Not Applicable
   As of and for the Year Ended December 31, 1999:

      Schedule of Loans or Fixed Income Obligations
      Schedule of Leases in Default or Classified as Uncollectible
      Schedule of Reportable Transactions
      Schedule of Nonexempt Transactions

                 Newport News Shipbuilding Savings (401(k)) Plan
                          For Union Eligible Employees


                 Statements of Net Assets Available for Benefits
                        As of December 31, 1999 and 1998

                                                                                         1999             1998
                                                                                      -----------      -----------
Assets:
     Investments, at fair market value-                                               $24,456,751      $19,863,470

     Receivables-
         Participants' contributions                                                       75,192          191,038
         Interest                                                                           3,703            3,412
                                                                                      -----------      -----------
                  Total Receivables                                                        78,895          194,450
                                                                                      -----------      -----------

                  Total assets                                                         24,535,646       20,057,920
                                                                                      ===========      ===========

Liabilities:
     Management fees payable                                                               11,435            4,293
     Other liabilities                                                                    248,547           79,769
                                                                                      -----------      -----------
Net assets available for benefits                                                     $24,275,664      $19,973,858
                                                                                      ===========      ===========

        The accompanying notes are an integral part of these statements.

                Newport News Shipbuilding Savings (401(k)) Plan
                         For Union Eligible Employees


           Statement of Changes in Net Assets Available for Benefits
                     For the Year Ended December 31, 1999

Additions to net assets attributed to:
     Investment Income-
     Net appreciation in fair value of investments                                                      $2,390,178
     Interest                                                                                               63,117
                                                                                                      ------------
                  Total investment income                                                                2,453,295
     Participant contributions                                                                           2,783,045
                                                                                                      ------------
                  Total additions                                                                        5,236,340
                                                                                                      ------------

Deductions from net assets attributed to:
     Benefits paid to participants                                                                         927,393
     Administrative Expenses                                                                                 7,141
                                                                                                      ------------
                  Total deductions                                                                         934,534
                                                                                                      ------------
                  Net increase                                                                           4,301,806

Net assets available for plan benefits:
Beginning of year                                                                                       19,973,858
                                                                                                      ------------
End of year                                                                                            $24,275,664
                                                                                                      ============


        The accompanying notes are an integral part of this statement.

                Newport News Shipbuilding Savings (401(k)) Plan
                         For Union Eligible Employees


                         Notes to Financial Statements
                       As of December 31, 1999 and 1998

1.       Description of the Plan:

General

The Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the "Plan"), was adopted on July 1, 1992, by Newport News Shipbuilding Inc. (the "Company" or "NNS"). The Plan is intended to constitute a defined contribution 401(k) plan that provides for tax-deferred savings for participants. The Company and First Union National Bank (the "Trustee") have executed the Newport News Shipbuilding Savings (401(k)) Plan Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan. The Plan is administered by the Company's Benefits Committee (the "Committee"). The members of the Committee are appointed by the Company's Board of Directors (the "Board").

Eligibility and Contributions

All union employees with at least 90 days of continuous service are eligible to participate in the Plan. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed IRS-imposed limitations, through equal pay period deductions. Contributions can range from 1 percent to 15 percent of annual compensation.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings or losses. Allocations are based on the participant's account balance, as defined in the plan document. Participants are immediately vested in their accounts.

Payment of Benefits

Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $3,500 (or have ever exceeded this amount at the time of a previous distribution) have the right to defer the distribution of their account balances until they reach the age of 62.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions in 1 percent increments in any of the eight investment options that are selected by the Committee. Participants may change their investment options on a daily basis.

Loans to Participants

A participant may borrow up to 50 percent of his or her account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions for a period no longer than 4 1/2 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1 percent. The interest rates at December 31, 1999 and 1998, were 9.5 percent and 8.75 percent, respectively.

2.  Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of the Company's assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair market value based on quoted market prices. Purchases and sales transactions are recorded on a settlement date basis. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

New Accounting Pronouncements

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the "SOP") which eliminates the requirement for a defined contribution plan to disclose certain information regarding participant directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

3.  Investments:

The fair market value of individual investments that represent five percent of the Plan's net assets as of December 31, 1999 and 1998, are as follows:

                                                                                    December 31
                                                                             ---------------------------
                                                                                 1999            1998
                                                                             -----------     -----------
        Evergreen U. S. Treasury Money Market Fund                           $ 4,890,308     $ 4,273,280
        First Union Enhanced Stock Market Fund                                13,420,117      10,691,815
        Fidelity U.S. Bond Index Fund                                          1,712,181       1,904,976
        Newport News Shipbuilding Inc. Common Stock                            1,116,783         991,643
        Participant Loans                                                      1,348,899         863,921

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,390,178 as follows:

        Mutual Funds                                                         $ 2,736,389
        Common Stock                                                            (346,211)
                                                                             -----------
                                                                             $ 2,390,178
                                                                             ===========

4.  Tax Status:

The Plan obtained its most recent determination letter on March 6, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan's administrator and the legal counsel of the Company believe that the Plan is currently designed and being operated in compliance with requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  Plan Termination:

The Company does not plan to terminate the Plan, however it has the right to do so at any time, subject to a basic labor agreement, by action of the Board.

6.  Administrative Expenses:

The Trustee's fees, the expenses of administration of the trust and the expenses incidental to the operation and management of the Plan are paid by the Company. These fees totaled $69,376 and $69,757 in 1999 and 1998, respectively. Investment management and similar fees directly related to the return to participants on amounts invested in the various investment funds are charged against the Plan's funds as other payments.

7.  Related Party Transactions:

The Plan includes the Company's stock as an investment option. Therefore, any investments in the Company's stock represent related party transactions. Certain Plan investments are shares of a mutual fund managed by the Trustee. Therefore, these transactions qualify as related-party transactions.

                Newport News Shipbuilding Savings (401(k)) Plan
                         For Union Eligible Employees


                Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999

                                                                                           Fair
                   Identity of Issue                        Asset Description              Value
-------------------------------------------------------    -------------------          ------------
Evergreen Treasury Money Market Fund                       Mutual Fund Shares           $  4,890,308
First Union Enhanced Stock Market Fund*                    Mutual Fund Shares             13,420,117
Fidelity U.S. Bond Index Fund                              Mutual Fund Shares              1,712,181
Evergreen Foundation Fund                                  Mutual Fund Shares                332,144
Evergreen Fund                                             Mutual Fund Shares                295,794
Evergreen U.S. Government Fund                             Mutual Fund Shares                 83,231
Evergreen Omega Fund                                       Mutual Fund Shares              1,034,173
Tenneco Pact                                               Common Stock Shares               101,830
Tenneco Inc. Common Stock                                  Common Stock Shares                53,145
Newport News Shipbuilding Inc. Common Stock*               Common Stock Shares             1,116,783
El Paso Natural Gas Company Common Stock                   Common Stock Shares                68,146
Participant Loans (interest rates varied from 7% to 10%
   during 1999)*                                           Participant Loans               1,348,899
                                                                                        ------------
   Total assets held for investment purposes                                            $ 24,456,751
                                                                                        ============

*  Represents a party-in-interest

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Newport News Shipbuilding Inc. Benefits Committee has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          NEWPORT NEWS SHIPBUILDING
                                          SAVINGS (401(k)) PLAN FOR UNION
                                          ELIGIBLE EMPLOYEES




Date: __________________________          By:      Robert H. Walker
                                              ----------------------------------

                                                   Manager, Employee Benefits
                                                 Newport News Shipbuilding Inc.






                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Newport News Shipbuilding Inc.'s previously filed Registration Statements on Form S-8, File Nos. 333-63231

                                        ARTHUR ANDERSEN LLP

Vienna, VA
June 29, 2000